Chartered Semiconductor Manufacturing Ltd. (Regn. No.: 198703584-K) www.charteredsemi.com	880 N. McCarthy Blvd., Ste. 100 Milpitas, California 95035 Tel: (1) 408.941.1100 Fax: (1) 408.941.1101	60 Woodlands Industrial Park D Street Two Singapore 738406 Tel: (65) 6362.2838 Fax: (65) 6362.2938
   N E W S     R E L E A S E

Investor Contacts:
Suresh Kumar (1) 408.941.1110 sureshk@charteredsemi.com	Lim Li Chuen (65) 6360.4060 lclim@charteredsemi.com

Media Contacts:
Chartered U.S.: Tiffany Sparks (1) 408.941.1185 tiffanys@charteredsemi.com	Chartered Singapore: Winnie Tan (65) 6360.4705 winnietan@charteredsemi.com
All currency figures stated in this report are in US dollars.
The financial statement amounts in this report are determined in accordance with US GAAP.
In order to provide investors additional information regarding the Company’s financial results as determined in accordance with US GAAP, in this report Chartered also provides information on its total business base revenues, which include the Company’s share of Silicon Manufacturing Partners (“Revenues including Chartered’s share of SMP”). Silicon Manufacturing Partners (SMP or Fab 5) is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered’s revenues (“Revenues”). References to revenues including Chartered’s share of SMP in this report are therefore not in accordance with US GAAP. To ensure clarity, in Appendix A of this report we have included a reconciliation table which provides comparable data based on revenues determined in accordance with US GAAP, which do not include the Company’s share of SMP.
CHARTERED REPORTS RESULTS FOR SECOND QUARTER 2006
•	Chartered revenues of $364.8 million in 2Q 2006, up 88.0 percent from 2Q 2005 and up 2.7 percent sequentially. Revenues including Chartered’s share of SMP of $393.7 million, up 79.0 percent from 2Q 2005 and up 2.0 percent sequentially.

•	Net income of $12.3 million, compared to net loss of $67.1 million in 2Q 2005 and net income of $25.3 million in the previous quarter.
SINGAPORE — July 21, 2006 — Chartered Semiconductor Manufacturing (Nasdaq: CHRT and SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, today announced its results for second quarter 2006.

“Chartered revenues in second quarter 2006 were up 88 percent and revenues including our share of SMP were up 79 percent compared to the year-ago quarter, in line with the guidance we provided on June 6, 2006. Revenues from 0.13-micron and more advanced technologies accounted for approximately 50 percent of our total business base revenues, reflecting the technology position we have today,” said George Thomas, senior vice president and CFO of Chartered.
Summary of Second Quarter 2006 Performance
•	Revenues were $364.8 million in second quarter 2006, up 88.0 percent from $194.0 million in second quarter 2005. Revenues including Chartered’s share of SMP were $393.7 million, up 79.0 percent from $219.9 million in second quarter 2005, primarily due to significant growth in the consumer sector followed by the communications and computer sectors. Sequentially, revenues were up 2.7 percent from $355.2 million in first quarter 2006. Revenues including Chartered’s share of SMP were up 2.0 percent from $386.1 million in first quarter 2006 primarily due to strength in the computer sector and to a lesser extent the communications sector, partially offset by weakness in the consumer sector.

•	Gross profit was $87.9 million, or 24.1 percent of revenues, up from a gross profit of $0.4 million, or 0.2 percent of revenues in the year-ago quarter, primarily due to significantly higher revenues. Gross profit was down $4.5 million sequentially from $92.4 million, or 26.0 percent of revenues in first quarter 2006, despite higher revenues, due to higher cost per wafer resulting from a less favorable mix associated with production levels during the quarter.

•	Research and development (R&D) expenses were $38.2 million, compared to $27.7 million in the year-ago quarter, primarily due to higher activities related to the advanced 65nm technology node and development of design kits and intellectual property solutions. Sequentially, R&D expenses were higher compared to $34.1 million in first quarter 2006, primarily due to higher activities related to the advanced 65nm technology node.

•	Pre-production fab start-up cost was nil in second quarter 2006 as Fab 7 started commercial production during second quarter 2005. Pre-production fab start-up cost was $7.9 million in second quarter 2005.

•	Sales and marketing expenses were $12.2 million, up 20.2 percent compared to $10.1 million in the year-ago quarter, primarily due to higher payroll related expenses and higher financial support for pre-contract customer prototyping activities. Compared to the previous quarter, sales and marketing expenses were down 11.7 percent from $13.8 million, primarily due to lower expenses related to Electronic Design Automation (EDA) offerings.

•	General and administrative (G&A) expenses were $9.9 million, compared to $10.7 million in second quarter 2005.

•	Equity in income of Chartered’s minority-owned joint-venture fab, SMP (Fab 5), was an income of $7.9 million compared to an income of $0.8 million in the year-ago quarter, primarily due to lower depreciation and higher revenues. Compared to the previous quarter, equity in income of SMP was down 21.9 percent from $10.2 million, primarily due to lower revenues.

•	Other income (loss), net, was a charge of $7.8 million compared to a credit of $3.6 million in the year-ago quarter and compared to a charge of $2.5 million in the previous quarter, primarily due to losses resulting from foreign currency fluctuations and changes in fair value of an interest rate swap.

•	Net interest expense was $10.1 million, compared to $8.6 million in the year-ago quarter, primarily due to higher interest expense resulting from higher interest rates and lower interest capitalization associated with the ramp of Fab 7, partially offset by higher interest income. Compared to the previous quarter, net interest expense was down 27.5 percent from $14.0 million primarily due to higher interest income resulting from higher principal balances and interest rates.

•	The financial position of Chartered’s consolidated joint venture fab, Chartered Silicon Partners (CSP or Fab 6), continued to be in capital deficit in second quarter 2006, and therefore none of the loss of $7.8 million in the second quarter was allocated to the minority interest. At the end of second quarter 2006, CSP’s capital deficit was $408.5 million.

•	Net income was $12.3 million, or 3.4 percent of revenues, compared to a net loss of $67.1 million, or negative 34.6 percent of revenues, in the year-ago quarter, and a net income of $25.3 million, or 7.1 percent of revenues, in the previous quarter.

•	Basic earnings per American Depositary Share (ADS) and basic earnings per share in second quarter 2006 were $0.04 and $0.00 respectively, compared with basic loss per ADS and basic loss per share of $0.27 and $0.03 respectively in second quarter 2005. Basic earnings (loss) per share is computed by deducting from net income or adding to net (loss) the accretion to redemption value of the convertible redeemable preference shares and using the weighted-average number of common shares outstanding.
Wafer Shipments and Average Selling Prices (eight-inch equivalent)
•	Shipments in second quarter 2006 were 327.0 thousand wafers, an increase of 60.4 percent compared to 203.8 thousand wafers in second quarter 2005, and an increase of 2.7 percent compared to 318.2 thousand wafers shipped in first quarter 2006. Shipments including Chartered’s share of SMP in second quarter 2006 were 355.7 thousand wafers, an increase of 58.5 percent compared to 224.5 thousand wafers in second quarter 2005 and an increase of 1.8 percent compared to 349.4 thousand wafers in first quarter 2006.

•	Average selling price (ASP) was $1,089 per wafer in first quarter and second quarter 2006. ASP including Chartered’s share of SMP was $1,082 per wafer in second quarter 2006, compared to $1,080 per wafer in first quarter 2006.
Capacity and Utilization
•	Capacity utilization in second quarter 2006 was 82 percent compared to 65 percent in the year-ago quarter, and 82 percent in first quarter 2006. Capacity in second quarter 2006 was up approximately 26 percent compared to second quarter 2005 and up approximately two percent compared to first quarter 2006. Capacity utilization is based on total wafer shipments and total capacity, both of which include Chartered’s share of SMP.
Utilization Table
Data including Chartered’s share of SMP

Thousand 8” equivalent wafers	2Q 2005	3Q 2005	4Q 2005	1Q 2006	2Q 2006
Total wafers shipped	224.5	295.2	345.8	349.4	355.7
Total capacity	346.5	401.4	435.9	427.5	436.4
Utilization	65%	74%	79%	82%	82%
Capacity by Fab

(Thousand 8” equivalent wafers)	2Q 2005	3Q 2005	4Q 2005	1Q 2006	2Q 2006	Est. 3Q 2006
Fab 2	137.7	139.2	145.7	142.6	144.1	145.7
Fab 3	74.3	74.2	74.2	69.5	70.3	71.0
Fab 5 (Chartered’s share)	35.8	36.2	35.6	34.3	34.6	35.0
Fab 6	89.4	100.5	112.9	114.5	115.8	117.0
Fab 7 (a)	9.3	51.3	67.5	66.6	71.6	89.5

Total	346.5	401.4	435.9	427.5	436.4	458.2

(a)	Fab 7 started commercial shipment in June 2005.
Market Dynamics
The following business statistics tables provide information on revenues including Chartered’s share of SMP by market sector, region and technology.

Breakdown by Market Sector
Revenues including Chartered’s share of SMP (Percentage of Total)

	2Q 2005	3Q 2005	4Q 2005	1Q 2006	2Q 2006
Communications	44%	38%	29%	34%	34%
Computer	34%	25%	22%	19%	25%
Consumer	16%	32%	45%	45%	39%
Other (b)	6%	5%	4%	2%	2%

Total	100%	100%	100%	100%	100%

Breakdown by Region
Revenues including Chartered’s share of SMP (Percentage of Total)

	2Q 2005	3Q 2005	4Q 2005	1Q 2006	2Q 2006
Americas	58%	72%	74%	70%	75%
Europe	17%	10%	9%	12%	9%
Asia-Pacific	16%	11%	11%	15%	14%
Japan	5%	4%	4%	3%	2%
Other (b)	4%	3%	2%	—	—

Total	100%	100%	100%	100%	100%

Breakdown by Technology (micron)
Revenues including Chartered’s share of SMP (Percentage of Total)

	2Q 2005	3Q 2005	4Q 2005	1Q 2006	2Q 2006
0.09 and below	0%	24%	28%	25%	22%
Up to 0.13	23%	17%	20%	25%	28%
Up to 0.15	6%	4%	4%	2%	1%
Up to 0.18	18%	9%	12%	11%	14%
Up to 0.25	11%	10%	6%	9%	9%
Up to 0.35	26%	21%	20%	18%	15%
Above 0.35	12%	12%	8%	10%	11%
Other (b)	4%	3%	2%	—	—

Total	100%	100%	100%	100%	100%

(b)	2Q 2005 — 4Q 2005: Includes revenues from services related to generation of customers’ mask sets.
Recent Highlights and Events
•	Chartered signed an agreement with Microsoft for the manufacturing of CPU products — using 65nm Silicon-on-Insulator (SOI) semiconductor technology — for Microsoft’s Xbox 360 game consoles. Production is expected to begin in the first quarter of 2007. This follows Chartered’s successful manufacturing of 90nm SOI CPU products for Xbox 360 game consoles, through an agreement with IBM.

•	Chartered announced the licensing of 90nm SOI technology from IBM. The agreement enables Chartered to expand the use of the technology to areas such as consumer, multi-media,

communications, automotive and industrial applications, thereby delivering more choice and flexibility to foundry customers for manufacturing their leading-edge products.

•	Chartered began first revenue shipments of AMD64 processors in June 2006. AMD and Chartered ramped 300mm production at Fab 7 in record time, hitting all major milestones and starting production at mature yields. Initial shipments out of Chartered consisted of microprocessors manufactured on 90nm process technology.
Review and Outlook
“As we go into the third quarter, we are seeing changes in outlook from our customers,” said Thomas. “We believe customers are cautious about their inventory positions, and some are reacting to softer-than-usual seasonality in some of the end markets. As a result of this, our outlook for the third quarter 2006 is now weaker than what we had anticipated earlier. However, this weakness is offset to a significant extent by the new businesses such as the AMD microprocessor ramp in the third quarter.”
“Based on our current outlook, we expect Chartered revenues for third quarter 2006 to be essentially flat and revenues including our share of SMP to be slightly down, compared to the second quarter. In comparison to the second quarter, we see significant weakness in the consumer sector, primarily due to decline in revenues from video game devices. The communications sector is expected to be weaker to a lesser extent, offset by strength in the computer sector. We expect a utilization rate of approximately 75 percent for the third quarter, after comprehending a sequential increase in capacity of approximately five percent. Revenues from 0.13-micron and below technologies, including 90nm, are expected to represent around 51 percent of our total business base revenues. 90nm revenues alone are expected to grow approximately 25 percent sequentially and contribute approximately 28 percent of our total business base revenues.”

The outlook for third quarter 2006 is as follows:

	2Q 2006	3Q 2006 Guidance
	Actual	Midpoint and range	Sequential change
Revenues	$364.8M	$362M, ± $6M	Down 2% to up 1%
Revenues including Chartered’s share of SMP	$393.7M	$387M, ± $7M	Flat to down 3%
ASP (c)	$1,089	$1,117, ± $20	Up 1% to up 5%
ASP including Chartered’s share of SMP (c)	$1,082	$1,102, ± $25	Flat to up 4%
Utilization	82%	75%, ± 3%	—
Gross profit (loss)	$87.9M	$90M, ± $6M	—
Net income (loss) (d)	$12.3M	$11M, ± $5M	—
Basic earnings (loss) per ADS	$0.04	$0.03, ± $0.02	—

(c)	Eight-inch equivalent wafers.

(d)	Net income includes the negative profit impact from losses attributable to minority interest, which was $3.8 million in second quarter 2006, and is projected to be approximately$4.0 million in third quarter 2006.
CEO Closing Comments
“The recent change in the semiconductor market outlook is largely unanticipated. While we are on track to capitalize on new engagements such as AMD and customers using our value-added solutions, we do see the general market weakness slowing our overall growth plan for this year,” said Chia Song Hwee, president & CEO of Chartered.
“There are near-term challenges that we need to address due to the current market environment. However, we remain committed to our growth strategy and the direction of our company remains unchanged. As we execute on our 90nm engagements, we are also currently engaging multiple customers at the 65nm node and are pursuing opportunities from new markets and customers,” concluded Chia.

Webcast Conference Call Today
Chartered will be discussing its second quarter 2006 results and third quarter 2006 outlook on a conference call today, July 21, 2006, at 8:30 a.m. Singapore time (US time 5:30 p.m. PT/8:30 p.m. ET, Thursday, July 20, 2006). A webcast of the conference call will be available to all interested parties on Chartered’s Web site at www.charteredsemi.com, under Investor Relations, or at http://ir.charteredsemi.com.
Mid-Quarter Guidance
The Company provides a guidance update midway through each quarter. For third quarter 2006, the Company anticipates issuing its mid-quarter guidance update, via news release, on Wednesday, September 6, 2006, Singapore time.

APPENDIX A
US GAAP Reconciliation Table
In order to provide investors additional information regarding the company’s financial results as determined in accordance with US GAAP, in this report Chartered also provides information on its total business base revenues, which include the Company’s share of Silicon Manufacturing Partners (“Revenues including Chartered’s share of SMP”). SMP is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered’s revenues (“Revenues”). References to revenues including Chartered’s share of SMP in this report are therefore not in accordance with US GAAP. To ensure clarity, the tables below provide a reconciliation.

				3Q 2006
	2Q 2005	1Q 2006	2Q 2006	Guidance
	Actual	Actual	Actual	Midpoint
Revenues (e)	$194.0M	$355.2M	$364.8M	$362M
Chartered’s share of SMP revenues	$25.9M	$30.9M	$28.9M	$25M
Revenues including Chartered’s share of SMP	$219.9M	$386.1M	$393.7M	$387M

ASP (e) (f)	$913	$1,089	$1,089	$1,117
ASP of Chartered’s share of SMP revenues (f)	$1,253	$992	$1,004	$925
ASP including Chartered’s share of SMP (f)	$944	$1,080	$1,082	$1,102

(e)	Determined in accordance with US GAAP.

(f)	Eight-inch equivalent wafers.

Breakdown by Market Sector
Revenues (US GAAP) (Percentage of Total)

	2Q 2005	3Q 2005	4Q 2005	1Q 2006	2Q 2006
Communications	43%	36%	28%	31%	32%
Computer	32%	24%	19%	18%	24%
Consumer	18%	35%	48%	49%	41%
Other (g)	7%	5%	5%	2%	3%

Total	100%	100%	100%	100%	100%

Chartered’s share of SMP revenues (Percentage of Total)

	2Q 2005	3Q 2005	4Q 2005	1Q 2006	2Q 2006
Communications	44%	54%	42%	75%	63%
Computer	51%	37%	51%	22%	32%
Consumer	3%	7%	6%	3%	5%
Other	2%	2%	1%	—	—

Total	100%	100%	100%	100%	100%

Revenues including Chartered’s share of SMP (Percentage of Total)

	2Q 2005	3Q 2005	4Q 2005	1Q 2006	2Q 2006
Communications	44%	38%	29%	34%	34%
Computer	34%	25%	22%	19%	25%
Consumer	16%	32%	45%	45%	39%
Other (g)	6%	5%	4%	2%	2%

Total	100%	100%	100%	100%	100%

Breakdown by Region
Revenues (US GAAP) (Percentage of Total)

	2Q 2005	3Q 2005	4Q 2005	1Q 2006	2Q 2006
Americas	63%	74%	76%	72%	78%
Europe	11%	9%	8%	12%	8%
Asia-Pacific	17%	11%	11%	13%	13%
Japan	5%	3%	3%	3%	1%
Other (g)	4%	3%	2%	—	—

Total	100%	100%	100%	100%	100%

Chartered’s share of SMP Revenues (Percentage of Total)

	2Q 2005	3Q 2005	4Q 2005	1Q 2006	2Q 2006
Americas	17%	43%	49%	45%	37%
Europe	66%	28%	28%	18%	21%
Asia-Pacific	4%	9%	17%	30%	29%
Japan	13%	20%	6%	7%	13%

Total	100%	100%	100%	100%	100%

Revenues including Chartered’s share of SMP (Percentage of Total)

	2Q 2005	3Q 2005	4Q 2005	1Q 2006	2Q 2006
Americas	58%	72%	74%	70%	75%
Europe	17%	10%	9%	12%	9%
Asia-Pacific	16%	11%	11%	15%	14%
Japan	5%	4%	4%	3%	2%
Other (g)	4%	3%	2%	—	—

Total	100%	100%	100%	100%	100%

Breakdown by Technology (micron)
Revenues (US GAAP) (Percentage of Total)

	2Q 2005	3Q 2005	4Q 2005	1Q 2006	2Q 2006
0.09 and below	—	26%	31%	27%	24%
Up to 0.13	26%	18%	21%	27%	30%
Up to 0.15	—	—	—	—	—
Up to 0.18	14%	6%	9%	7%	9%
Up to 0.25	12%	11%	7%	9%	9%
Up to 0.35	29%	23%	21%	19%	16%
Above 0.35	15%	13%	9%	11%	12%
Other (g)	4%	3%	2%	—	—

Total	100%	100%	100%	100%	100%

Chartered’s share of SMP Revenues (Percentage of Total)

	2Q 2005	3Q 2005	4Q 2005	1Q 2006	2Q 2006
0.09 and below	—	—	—	—	—
Up to 0.13	3%	—	—	—	—
Up to 0.15	50%	47%	45%	26%	19%
Up to 0.18	47%	43%	40%	56%	75%
Up to 0.25	—	5%	3%	5%	4%
Up to 0.35	—	5%	12%	13%	2%
Above 0.35	—	—	—	—	—

Total	100%	100%	100%	100%	100%

Revenues including Chartered’s share of SMP (Percentage of Total)

	2Q 2005	3Q 2005	4Q 2005	1Q 2006	2Q 2006
0.09 and below	—	24%	28%	25%	22%
Up to 0.13	23%	17%	20%	25%	28%
Up to 0.15	6%	4%	4%	2%	1%
Up to 0.18	18%	9%	12%	11%	14%
Up to 0.25	11%	10%	6%	9%	9%
Up to 0.35	26%	21%	20%	18%	15%
Above 0.35	12%	12%	8%	10%	11%
Other (g)	4%	3%	2%	—	—

Total	100%	100%	100%	100%	100%

(g)	2Q 2005 — 4Q 2005: Includes revenues from services related to generation of customers’ mask sets.

About Chartered
Chartered Semiconductor Manufacturing (Nasdaq: CHRT, SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, offers leading-edge technologies down to 65 nanometer (nm), enabling today’s system-on-chip designs. The company further serves the needs of customers through its collaborative, joint development approach on a technology roadmap that extends to 45nm. Chartered’s strategy is based on open and comprehensive design enablement solutions, manufacturing enhancement methodologies, and a commitment to flexible sourcing. In Singapore, the company operates a 300mm fabrication facility and four 200mm facilities. Information about Chartered can be found at www.charteredsemi.com.
Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our outlook for the third quarter of 2006; projected revenues and average selling prices (including Chartered’s share of SMP), utilization rate, gross profit, net income or profit and earnings per ADS and the expected growth of wafer shipments and revenue (including Chartered’s share of SMP); our expectation of revenue contribution from 0.13-micron and below technologies including 90nm; the revenue from (i) 0.13-micron and below technologies and (ii) 90nm as a percentage of our total business base revenues; the percentage growth of 90nm revenues; the inventory positions of our customers; the weakness in our outlook for the third quarter 2006 and the possible offset by new businesses such as the AMD microprocessor ramp; the weakness in the consumer sector and communications sector and possible offset by the strength in the computer sector; our commitment to our growth strategy and the direction of our company; our customer engagement at 65nm node and the estimated capacity by fabs for the third quarter 2006 reflect our current views with respect to future events and financial performance and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are changes in the demands from our major customers, excess inventory, life cycle, market outlook and trends or specific products; competition from other foundries; unforeseen delays, interruptions, performance level and technology mix in our fabrication facilities; our progress on leading-edge products; changes in capacity plans, allocation and process technology mix, unavailability of materials, equipment, manpower and expertise; access to or delays in technological advances or our development of process technologies; the successful implementation of our partnership, technology and supply alliances (including our joint development agreements with IBM, Infineon and Samsung); the growth rate of fabless companies, the outsourcing strategy of integrated device manufacturers (“IDM”) and our expectation that IDMs will utilize foundry capacity more extensively; demand and supply outlook in the semiconductor market and the economic conditions in the United States as well as globally. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which cause actual results to differ materially can be found in “Item 3. Key Information — D. Risk Factors” in our 2005 annual report on Form 20-F filed with the US SEC. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of US Dollars, except share and per share data)

	Determined in accordance with US GAAP

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2006	2005	2006

Net revenue	$194,035	$364,829	$375,388	$720,060
Cost of revenue	193,591	276,965	384,658	539,807

Gross profit (loss)	444	87,864	(9,270)	180,253

Operating expenses:
Research and development	27,676	38,173	54,991	72,317
Fab start-up costs	7,876	—	22,697	—
Sales and marketing	10,112	12,158	20,619	25,928
General and administrative	10,663	9,856	19,974	20,153
Other operating expense (income)	3,874	184	3,850	(3,767)

Total operating expenses	60,201	60,371	122,131	114,631

Operating income (loss)	(59,757)	27,493	(131,401)	65,622
Equity in income (loss) of SMP	776	7,947	(8,256)	18,117
Other income (loss), net	3,628	(7,821)	5,651	(10,350)
Interest expense, net	(8,601)	(10,125)	(11,027)	(24,097)

Income (loss) before income taxes	(63,954)	17,494	(145,033)	49,292
Income tax expense	3,147	5,170	6,586	11,698

Net income (loss)	(67,101)	12,324	(151,619)	37,594
Less: Accretion to redemption value of convertible redeemable
preference shares	—	2,358	—	4,782

Net income (loss) available to common shareholders	$(67,101)	$9,966	$(151,619)	$32,812

Net earnings (loss) per common share and ADS

Basic net earnings (loss) per common share	$(0.03)	$0.00	$(0.06)	$0.01
Diluted net earnings (loss) per common share	$(0.03)	$0.00	$(0.06)	$0.01

Basic net earnings (loss) per ADS	$(0.27)	$0.04	$(0.60)	$0.13
Diluted net earnings (loss) per ADS	$(0.27)	$0.03	$(0.60)	$0.11

Number of common shares (in millions) used in computing:
Basic net earnings (loss) per common share	2,511.0	2,527.2	2,510.4	2,520.5
Effect of dilutive options	—	332.6	—	339.4

Diluted net earnings (loss) per common share	2,511.0	2,859.8	2,510.4	2,859.9

Number of ADS (in millions) used in computing:
Basic net earnings (loss) per ADS	251.1	252.7	251.0	252.1
Effect of dilutive options	—	33.3	—	33.9

Diluted net earnings (loss) per ADS	251.1	286.0	251.0	286.0

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	Determined in accordance with US GAAP

	As of

	December 31,	June 30,
	2005	2006
		(Unaudited)
ASSETS

Cash and cash equivalents	$819,856	$937,942
Marketable investments	22,467	23,078
Receivables, net	184,897	219,261
Inventories	134,240	167,576
Other current assets	122,116	17,018

Total current assets	1,283,576	1,364,875
Investment in SMP	50,384	47,825
Technology licenses, net	106,612	97,101
Property, plant and equipment, net	2,049,695	2,092,971
Other non-current assets	27,027	44,622

Total assets	$3,517,294	$3,647,394

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERENCE SHARES AND
SHAREHOLDERS’ EQUITY

Payables	$166,681	$230,987
Current installments of long-term debt and capital lease obligations	322,453	161,746
Other current liabilities	244,119	211,332

Total current liabilities	733,253	604,065
Long-term debt and capital lease obligations, excluding current installments	1,169,034	1,363,681
Other non-current liabilities	17,970	28,163

Total liabilities	1,920,257	1,995,909

Convertible redeemable preference shares	250,663	241,481

Shareholders’ equity	1,346,374	1,410,004

Total liabilities, convertible redeemable preference shares and shareholders’ equity	$3,517,294	$3,647,394

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US Dollars)

	Determined in accordance with US GAAP

	For The Six Months Ended

	June 30,	June 30,
	2005	2006
CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	$(151,619)	$37,594
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in income (loss) of SMP	8,256	(18,117)
Cash dividends received from SMP	6,300	20,683
Depreciation and amortization	239,356	264,458
Foreign exchange (gain) loss, net	354	2,503
Gain on disposal of property, plant and equipment	(91)	(4,025)
Others, net	5,309	12,481
Changes in assets and liabilities:
Receivables	14,321	(38,227)
Inventories	(44,393)	(33,336)
Other current assets	(2,528)	(2,820)
Payables and other liabilities	103,891	20,861

Net cash provided by operating activities	179,156	262,055

CASH FLOWS FROM INVESTING ACTIVITIES

Payments for property, plant and equipment	(347,950)	(231,507)
Payments for technology licenses	(3,088)	(5,000)
Purchases of other investments	—	(600)
Refundable deposits placed with a vendor	—	(15,000)
Refund of deposits placed with a vendor	—	111,656
Proceeds from sale of property, plant and equipment	127	8,659
Proceeds from redemption and maturity of marketable investments	30,000	—
Return of capital from SMP	—	4,133
Others	(950)	(3,537)

Net cash used in investing activities	(321,861)	(131,196)

CASH FLOWS FROM FINANCING ACTIVITIES

Debt
Borrowings	472,124	493,100
Repayments	(343,134)	(513,548)
Capital lease payments	—	(2,185)
Receipts of customer deposits	80,000	45,183
Refund of customer deposits	(1,634)	(42,707)
Issuance of ordinary shares	1,162	1,612
Others	—	5,752

Net cash provided by (used in) financing activities	208,518	(12,793)

Net increase in cash and cash equivalents	65,813	118,066
Effect of exchange rate changes on cash and cash equivalents	(352)	20
Cash and cash equivalents at the beginning of the period	539,399	819,856

Cash and cash equivalents at the end of the period	$604,860	$937,942